

May 25, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of BondBloxx ETF Trust, under the Exchange Act of 1934:

- BondBloxx BB Rated USD High Yield Corporate Bond ETF
- BondBloxx B Rated USD High Yield Corporate Bond ETF
- BondBloxx CCC Rated USD High Yield Corporate Bond ETF

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**